FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

          A press release dated April 18, 2000 announcing first quarter revenues and net earings for StMicroelectronics N.V.

                             STMicroelectronics N.V.

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                              PRESSEINFORMATIONEN
--------------------------------------------------------------------------------


                                CONTACT:  Investor Relations Europe
                                          Alessandro Brenna
                                          Director of Investor Relations, Europe
                                          Tel: +33.4.50.40.24.78
                                          Fax: +33.4.50.40.25.80

                                          Press Relations:
                                          Maria Grazia Prestini
                                          Corporate Press Relations Manager
                                          Tel: +39.039.603.59.01
                                          Fax: +33.4.50.40.25.32

                                          Jean-Benoit Roquette / Lorie Lichtlen
                                          Morgen-Walke Europe
                                          Tel: +33.1.47.03.68.10
                                          Fax: +33.1.47.03.93.38


   STMicroelectronics REPORTS RECORD FIRST QUARTER REVENUES AND NET EARNINGS

                   o First Quarter Revenues Top $1.7 Billion
                           o Gross Margin Exceeds 42%
             o First Quarter Earnings Per Diluted Share Reach $0.78
     o Year Over Year 52.9% Revenue Growth Yields 126.8% Net Income Growth

Geneva, April 18, 2000 - STMicroelectronics (NYSE: STM) reported record financial results for the first quarter ended April 1, 2000.

Net revenues for the period were $1,702.2 million, a 15.2% sequential increase over fourth quarter 1999 levels and 52.9% above the $1,113.3 million reported for last year's first quarter. Revenues from differentiated products were $1.1 billion, representing increases of 20.1% and 51.3%, respectively, over the prior and year-ago quarters. In the 2000 first quarter, differentiated products accounted for 64.6% of net revenues.

Commenting on the Company's revenue performance, Pasquale Pistorio, President and Chief Executive Officer of STMicroelectronics, said, "The accelerating market recovery combined with the structural strength of ST's product portfolio resulted in unprecedented demand in the period. Increased internal capacity, which came on at the end of the quarter, the efficient deployment of our manufacturing resources and the addition of external foundry sources enabled ST to achieve revenue growth that exceeded earlier expectations."

Mr. Pistorio noted, "Significant sequential revenue growth was achieved in all key applications. The consumer sector experienced one of its strongest quarters, posting a 22.1% sequential revenue gain. Telecom, computer and automotive applications recorded sequential revenue gains of 14.6%, 14.0% and 12.7%, respectively. Industrial and others, which includes smart cards, increased 8.9% over fourth quarter 1999 levels."

First quarter gross profit was $717.1 million, up 20.4% on a sequential basis and 67.6% higher than the $427.9 million reported for the 1999 first quarter. Gross margin was 42.1%, a significant improvement over fourth quarter 1999's 40.3% and the 38.4% gross margin reported for the similar period last year.

Mr. Pistorio continued, "We are very encouraged by ST's ability to post a first quarter gross margin in excess of 42%, which resulted primarily from improved product mix and price increases. Gross margin also benefited from the Company's ability to maximize the utilization of its worldwide manufacturing facilities."

Net income for the 2000 first quarter rose sharply to $238.4 million, 29.4% above the prior quarter and a 126.8% increase over first quarter 1999's $105.1 million. Earnings per diluted share reached $0.78, a sequential increase of 25.8% and 116.7% higher than the comparable year-ago period. All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999.

Selling, general and administrative expenses were $159.5 million, or 9.4% of net revenues, compared to $119.1 million, or 10.7% of net revenues in the prior year period and $148 million, or 10.0% of net revenues in the 1999 fourth quarter.

Research and development costs were $235.1 million, significantly declining as a percentage of net revenues to 13.8% from the prior quarter's 15.8%. In last year's first quarter, R&D costs were $193.5 million, or 17.4% of net revenues.

Operating income reached $292.0 million, up 34.3% and 122.2%, respectively, over prior quarter and year-ago levels. Operating margin for the 2000 first quarter was 17.2%, compared to 14.7% in last year's fourth quarter and 11.8% in the 1999 first quarter.

Summarizing first quarter 2000 performance, Mr. Pistorio said, "ST continued to experience significant operating leverage in the first quarter, posting a 25.8% sequential increase in earnings per share on a 15.2% sequential sales gain. This substantial profitability was achieved after absorbing R&D expenditures of $235 million and start-up costs of approximately $33 million relating to our new 8" modules in Agrate (Italy) and Rousset (France), which are expected to reach volume production at the end of Q2 this year."

At April 1, 2000, cash, cash equivalents and marketable securities totaled $1,711.6 million and shareholders' equity was $4,963.2 million. Total debt was $1,348.9 million, including $1,101.1 million of long-term debt (a large portion of which consists of convertible debt). ST's net financial position was $362.7 million.

Recent Developments

On March 20, 2000, STMicroelectronics announced that it will propose for shareholder approval at the Annual Shareholders' meeting, to be held on April 26, 2000, the distribution of a $0.09 per share dividend, an increase of 12.5% over last year's cash dividend payment, after adjustment for the 2-for-1 stock split effected on June 18, 1999. Upon approval, the dividend would be payable on May 4, 2000 to shareholders of record on April 28, 2000.

Additionally, the Company will propose a 3-for-1 stock split. The record date for the stock split will be May 5, 2000, and the shares will be listed with the new par value starting May 9, 2000.

Outlook

Looking ahead, Mr. Pistorio noted, "We ended Q1 with record backlog and the highest level of incoming order rates in our history. Increased internal capacity together with external foundry services should enable ST to achieve solid sequential revenue growth in the second quarter of fiscal 2000. Continued improvement in product mix and a firmer pricing environment should result in further gross margin expansion in the period."

"Past investments in R&D and strategic partnerships have enabled ST to emerge from the recent industry downturn with a technologically-advanced product portfolio that redefines our competitive position in key high-growth applications. We believe this structural change will result in the expansion of our gross margin beyond the target range that has been historically achieved in periods of positive industry conditions."

"In the first quarter," Mr. Pistorio said, "ST made capital investments of $622 million; full year 2000 capital expenditures will largely surpass 1999 levels. This record level of investment in capacity is designed to enable ST to take full advantage of growth opportunities during this market recovery."

Products, Technology & Design Wins

ST began the year 2000 as it ended 1999, introducing a variety of world-leading new products, forming new alliances designed to extend its expertise in emerging markets and gaining important design wins that reinforced its leading position in key markets.

In January, ST and its strategic partner Alcatel announced that the two companies will jointly promote the DMT (Discrete Multi-Tone) modulation technique as a worldwide standard for VDSL at the international regulatory level and that Alcatel Microelectronics will adopt ST's innovative ST100 as the preferred DSP core for a variety of system-on-chip solutions for GSM, xDSL, Voice-over-Internet Protocol (VoIP) and other leading-edge technologies. Also in January, ST and 8x8, Inc. (now called Netergy Networks) announced that the two companies had formed a strategic partnership to develop and market semiconductor products for VoIP applications.

In February, ST announced the signing of a technical and commercial agreement with Tecdis, Europe's leading manufacturer of LCDs. Under the agreement, STMicroelectronics will participate in a joint design center in Chatillon, Valle d'Aosta, Italy, that will develop specialized drivers for small LCDs aimed at high growth industrial, telecom and automotive applications, with ST manufacturing the resulting ICs.

Telecommunications

In wireline communications, ST continued to set the pace in the market for ADSL chipsets, shipping over 800,000 units in Q1. In addition, the Company's 'Centaurus' ADSL modem chipset achieved a key design win at a major telecom company. Also, ST's highly successful Pegas.usB V.90 modem became the first USB modem to be qualified by Microsoft's WHQL (Windows Hardware Qualification Laboratory). Another important design win was achieved at a major European telecom manufacturer for 0.18-micron CMOS ASICs for a 622Mbit SDH/TRANSPORT application.

In the cellular mobile communications market, key design wins included a BiCMOS energy management controller for a European cellular phone manufacturer and a mobile phone battery charger for Phihong (Taiwan), a leading maker of chargers.

This quarter has also seen a very significant increase in RF ICs for wireless cellular terminals using advanced RF BiCMOS technologies. In addition, the number of awarded customer projects and products designed in RF SiGe BiCMOS 0.35-micron technology is now more than 15. Applications covered range from wireless terminals and wireless network infrastructure, optical networks, Bluetooth at 2.4 GHz and wireless LAN operating at 5GHz.

ST is a major supplier of Smartcard MCU-based ICs for SIM (Subscriber Identification Module) cards used in all GSM mobile phones. At the GSM World Congress in Cannes in February, ST demonstrated an innovative new solution (BIOSIM) replacing PIN codes with voice recognition, using software from Keyware Technologies. The Company also unveiled new WIM (Wireless Identification Module) chips with cryptographic security for WAP (Wireless Application Protocol) applications.

Computer Peripherals

Q1 saw a number of important design wins for hard disk drives (HDD), printers, PC monitors and flat-panel displays. A major manufacturer of hard disk drives awarded ST a contract to supply an SoC solution that integrates an ST10 microcontroller core, hard disk controller, interface functions and 4Mbit of embedded DRAM. In addition, a disk controller entirely designed by ST was designed in at an emerging hard disk drive manufacturer.

In March, ST began delivering samples of the L6361, a read channel IC that supports data rates over 500Mb/s and is fabricated in cost-effective 0.25-micron CMOS technology. The full CMOS design combines high performance and low power consumption, while the use of a standard CMOS technology paves the way towards the integration of the read channel within advanced SoC disk drive solutions.

In the field of printers, ST achieved a significant design win at Funai for a printer controller ASIC incorporating an embedded microcontroller core and embedded DRAM in 0.25/0.18-micron technology.

ST's System-on-Chip technology was also chosen by DataPlay for a miniature optical media disc with a diameter of 33.5mm, called a DataPlay disc, that can be effectively used with digital music players, electronic books, digital cameras and portable games.

Automotive and Audio

ST's shipments of the STA013 MP3 decoder chip totaled more than a million units in the first quarter. Based on a powerful DSP platform, this chip has enabled ST to gain immediate leadership in the exploding market for MP3 music players. Next-generation MP3 decoders have already been released for volume production in Q2.

In March, ST announced the world's first automotive grade microcontroller with embedded Flash memory. Optimized for automotive applications, the ST10F168 integrates the ST10 16-bit MCU core, 256kbytes of internal Flash memory plus peripherals and RAM.

Consumer

In the set-top box (STB) market, ST has expanded its product and customer base, introducing solutions for STB with web-browsing and video recording and time-shifting functionality. For example, ST is working with NDS for its XTV Personal TV and with suppliers of the Tivo PVR (Personal Video Recorder).

Following last year's agreement with Scientific Atlanta (SA) on DOCSIS (Data Over Cable System Interface Specification), ST has tightened its cooperation with SA to supply key components for the Explorer 2000 and 6000 digital cable set-top boxes.

In the digital TV field, Matsushita has selected ST's OMEGA and HDTV (High Definition TV) products for its HD-DirecTV set-top box.

In the field of DVD players, after RCA and Philips, ST has won designs for DVD and Combo boxes (STB+DVD) in the US and China.

Industrial

ST's innovative SmartJ 32-bit RISC and Java processing platform was awarded the prestigious 'Best New Chip' award at the Smartcard 2000 show held in London. At the same event, ST demonstrated the world's fastest RF-powered contactless microcontroller-based smartcard chip, which supports bit transmission rates of over 400Kb/s, some four times higher than previous solutions. The ST19RF08 can power-up, receive data, process a transaction and reply within the industry's target of 100ms, an essential requirement for high volume applications such as mass transport. Contactless cards are expected to replace contact-based smartcards in the future for most applications such as credit/debit, e-purse and GSM SIM cards.

For the important Power Supply Unit (PSU) market, ST introduced a new smart-power voltage regulator, the VB409, which sharply cuts the size and cost of supplying 5V DC from a 110V or 220V AC line.

Standard Products

The booming market for standard Flash memories, which experienced growth of 83%, or more than $2 billion, in 1999, is being fueled by applications such as cellular phones, set-top boxes and MP3 players and is expected to grow at more than 30% CAGR in the next five years. ST is currently shipping a wide range of Flash memories from low density up to 32Mbit to manufacturers of mobile phones, hard-disk drives, PCs and set-top boxes and other Digital Consumer applications, with the large majority of volume production of the Flash memory from ST's 8" fab in Catania. Also, ST has successfully processed its first wafers of 32Mbit Flash in 0.18-micron technology and the first 64Mbit Flash memories using Multi-Bit/Cell technology, mainly addressing data storage applications.

In the field of discrete power devices, ST introduced a new power MOSFET technology that cuts ON-resistance by a factor of three to four, compared to traditional power MOSFET technology. The new MDmesh(TM) (Multiple Drain mesh) technology combines ST's patented MeshOverlay(TM) horizontal layout with a novel drain structure based on multiple vertical p-stripe drains.

Some of the above statements are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions such as possible future financial turbulence; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product developments, including acceptance of new products by particular market segments; new technology developments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments; international events and currency fluctuations; problems in obtaining adequate raw materials and/or other supplies from third parties in sufficient quantities and on a timely basis; and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports, including the Prospectus dated September 16, 1999 could materially affect the Company.

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com.
----------

                            STMicroelectronics N.V.
                        CONSOLIDATED STATEMENT OF INCOME
             (In millions of US dollars, except per share data ($))

                                                      Three Months Ended
                                                  -------------------------
                                                   April 1,        April 3,
                                                     2000            1999
                                                  ---------       ---------

Net sales                                         $ 1,693.7       $ 1,103.6
Other revenues                                          8.5             9.7
                                                  ---------       ---------
     NET REVENUES                                   1,702.2         1,113.3
Cost of sales                                        (985.1)         (685.4)
                                                  ---------       ---------
     GROSS PROFIT                                     717.1           427.9
Selling, general & administrative                    (159.5)         (119.1)
Research & development                               (235.1)         (193.5)
Other income & expenses                               (30.5)           16.1
                                                  ---------       ---------
     Total Operating Expenses                        (425.1)         (296.5)
     OPERATING INCOME                                 292.0           131.4
Net interest income (expense)                          16.4             3.7
     INCOME BEFORE INCOME
     TAXES
     AND MINORITY INTERESTS                           308.4           135.1
Income tax expense                                    (69.4)          (29.9)
                                                  ---------       ---------
     INCOME BEFORE MINORITY
     INTERESTS                                        239.0           105.2
Minority Interests                                     (0.6)           (0.1)
                                                  ---------       ---------
     NET INCOME                                   $   238.4       $   105.1
                                                  =========       =========
     EARNINGS PER SHARE (BASIC)*                  $    0.81       $    0.37
                                                  =========       =========
     EARNINGS PER SHARE(DILUTED)*                 $    0.78       $    0.36
                                                  =========       =========
     NUMBER OF WEIGHTED AVERAGE SHARES
     USED IN CALCULATING DILUTED
     EARNINGS PER SHARE                               311.1           296.0


* All per share figures have been adjusted to reflect the 2-for-1 stock split effected in June 1999.

                            STMicroelectronics N.V.
                          CONSOLIDATED BALANCE SHEETS
                          (In millions of US dollars)

                                                       April 1,     December 31,
                                                         2000           1999
                                                     -----------    ------------
                                                     (Unaudited)      (Audited)

ASSETS
Current assets
Cash and cash equivalents                            $  1,185.6     $  1,823.1
Marketable securities                                     526.0         --
Trade accounts and notes receivable                     1,099.5          913.3
Inventories                                               594.5          619.4
Other receivables and assets                              506.7          435.8
                                                     ----------     ----------
Total current assets                                    3,912.3        3,791.6

Intangible assets, net                                    178.8          179.9
Property, plant and equipment, net                      4,223.3        3,873.0
Investments and other non-current assets                   80.1           85.8
                                                     ----------     ----------
                                                        4,482.2        4,138.7
                                                     ----------     ----------
Total assets                                         $  8,394.5     $  7,930.3
                                                     ==========     ==========

LIABILITIES AND SHAREHOLDERS'
EQUITY

Current liabilities:
Bank overdrafts                                      $    157.3     $     26.5
Current portion of long-term debt                          90.5           96.7
Trade accounts and notes payable                        1,086.3          998.9
Other payables and accrued liabilities                    422.7          381.8
Accrued and deferred income tax                           272.8          189.3
                                                     ----------     ----------
Total current liabilities                               2,029.6        1,693.2

Long-term debt                                          1,101.1        1,348.5
Reserves for pension and
termination indemnities                                   106.4          108.3
Other non-current liabilities                             168.8          191.7
                                                     ----------     ----------
                                                        1,376.3        1,648.5
Total liabilities                                       3,405.9        3,341.7

Minority interests                                         25.4           24.7
Capital stock                                           1,130.3        1,112.7
Capital surplus                                         1,628.6        1,395.3
Accumulated result                                      2,790.2        2,551.8
Accumulated other comprehensive income                   (585.9)        (495.9)
Shareholders' equity                                    4,963.2        4,563.9
                                                     ----------     ----------
Total liabilities and shareholders' equity           $  8,394.5     $  7,930.3
                                                     ==========     ==========

                             STMicroelectronics NV
                      Selected Consolidated Financial Data
                          (In millions of US dollars)

Consolidated Balance Sheet Data                      April 1,       December 31,
(End of Period)                                        2000             1999
                                                    ----------      ------------
Cash, cash equivalents and
   marketable securities                            $  1,711.6      $  1,823.1

Working capital                                          418.9           398.5

Total assets                                           8,394.5         7,930.3
Short-term debt (including current
   portion of long-term debt)                            247.8           123.2

Long-term debt (excluding current portion)             1,101.1         1,348.5

Shareholders' equity                                   4,963.2         4,563.9

Consolidated Operating Data                           April 1,        April 3,
(Three Months Ended)                                    2000            1999
                                                    ----------      ------------

Payment for purchases of tangible assets            $    622.1      $    189.9

Net cash from operating activities                       408.8           335.9

Net operating cash flow                                 (250.2)           43.0

Depreciation and amortization                            234.3           199.6


                                     # # #


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer